Exhibit 21.1
Cornerstone Building Brands, Inc.
List of Subsidiaries

Atrium Windows and Doors, Inc.	Delaware
AWC Holding Company	Delaware
Brock Doors & Windows Ltd.	Ontario, Canada
Building Systems de Mexico, S.A. de C.V.	Mexico
Cornerstone Building Brands Services, Inc.	Delaware
Cornerstone Latin American Services, S.R.L.	Costa Rica
Environmental Materials, LLC	Delaware
Foundation Labs by Ply Gem, LLC	Delaware
Gienow Canada Inc.	Alberta, Canada
Mastic Home Exteriors, Inc.	Ohio
Mitten Inc.	Ontario, Canada
MW Manufacturers Inc.	Delaware
MWM Holding, Inc.	Delaware
NCI Group, Inc.	Nevada
Ply Gem Industries, Inc.	Delaware
Robertson-Ceco II Corporation	Delaware
Silver Line Building Products LLC	Delaware
Simonton Building Products LLC	Delaware
Union Corrugating Company	North Carolina
Variform, Inc.	Missouri